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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                             --------------------

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                      ROGERS WIRELESS COMMUNICATIONS INC.
                      (Name of Subject Company (Issuer))

                          ROGERS COMMUNICATIONS INC.
                      (Name of Filing Person -- Offeror)

                       CLASS B RESTRICTED VOTING SHARES
                       (Title of Classes of Securities)

                                   775102205
                    (CUSIP Numbers of Classes of Securities)

                             DAVID P. MILLER, ESQ.
                          ROGERS COMMUNICATIONS INC.
                            ONE MOUNT PLEASANT ROAD
                                  16TH FLOOR
                           TORONTO, ONTARIO M4Y 2Y5
                                    CANADA

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                                   COPY TO:

                             JOHN T. GAFFNEY, ESQ.
                          CRAVATH, SWAINE & MOORE LLP
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                              NEW YORK, NEW YORK
                                  10019-7475

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Calculation of Filing Fee
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Transaction Valuation:                                   Amount of Filing Fee:
   Not Applicable*                                          Not Applicable*
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*    A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid: Not Applicable
     Form or Registration No.: Not Applicable
     Filing Party: Not Applicable
     Date Filed: Not Applicable

     [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1
     [ ] issuer tender offer subject to to Rule 13e-4
     [X] going-private transaction subject to Rule 13e-3
     [ ] amendment to Schedule 13D under Rule 13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  SCHEDULE TO

          This Tender Offer Statement on Schedule TO is being filed by Rogers Communications Inc., a corporation organized under the laws of British Columbia ("RCI"), pursuant to General Instruction D to Schedule TO. This schedule TO relates to pre-commencement communications by RCI.

Item 12.    Exhibits.

(a)(5)(A) Press release issued by Rogers Wireless Communications Inc. and Rogers Communications Inc., dated November 22, 2004.




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                                 EXHIBIT INDEX

EXHIBIT NO. DESCRIPTION

(a)(5)(A) Press release issued by Rogers Wireless Communications Inc. and Rogers Communications Inc., dated November 22, 2004.